Exhibit 4.10

AMENDMENT NO. 4
TO
WINDSTREAM 401(k) PLAN
(January 1, 2015 Restatement)

WHEREAS, Windstream Services, LLC (the "Company") maintains the Windstream 401(k) Plan, as amended and restated effective as of January 1, 2015, as amended (the “Plan”); and

WHEREAS, the Company reserves the right to amend the Plan;

NOW THEREFORE, BE IT RESOLVED, that the Company hereby amends the Plan in the respects hereinafter set forth:

1. Effective as of July 3, 2017, Section 12.02 of the Plan is amended to provide as follows:

12.02    Amount of Salary Deferral Contributions

The amount of Salary Deferral Contributions to be made to the Plan on behalf of a Participant by his Employer shall be an integral percentage of his Compensation for the applicable payroll period of not less than 1% nor more than 60%. A Participant's Compensation shall be reduced for each payroll period by the percentage he elects to have contributed on his behalf to the Plan in accordance with the terms of his currently effective salary reduction agreement.

2. Effective as of July 3, 2017, Section 14.02 of the Plan is amended to provide as follows:

14.02    Distributions to Beneficiaries

If a Participant dies prior to the date distribution of his Separate Account has been made, his Beneficiary shall receive distribution of the value of the Participant's Separate Account in a single sum payment distribution or partial distributions as soon as reasonably practicable following the date the Beneficiary's application for distribution is filed with the Plan Administrator and in accordance with such rules and procedures established by the Plan Administrator.

3. Effective as of July 3, 2017, the first paragraph of Section 15.01 of the Plan is amended to provide as follows:

On and after a Participant's Settlement Date, or the date his application for distribution is filed with the Plan Administrator, if later, and after all adjustments to his Separate Account required as of that date shall have been made, distribution of his Separate Account shall be made as soon after such date as is administratively practicable, to the Participant, or, if the Participant has died, to his Beneficiary, in the form of a single sum payment distribution or partial distributions in accordance with such rules and procedures established by the Plan Administrator.

4. Effective as of July 3, 2017, a new Section 20.16 is added to the Plan to provide as follows:

20.16	Merger of the EarthLink 401(k) Plan

(a)
Merger. Effective as of July 1, 2017, the EarthLink 401(k) (the "EarthLink Plan") shall be merged into and made a part of the Plan, and the trust fund maintained in connection with the EarthLink Plan shall be added to the assets of the Trust Fund to be disposed of under the terms, conditions, and provisions of the Plan and Trust. On and after July 3, 2017, the general provisions of the Plan shall govern with respect to the interests under the EarthLink Plan of all persons except (i) as otherwise expressly provided in this Section 20.16 and (ii) to the extent the general provisions of the Plan are inconsistent with any provisions of the EarthLink Plan that may not be eliminated under Section 411(d)(6) of the Code (and the regulations thereunder).

For purposes of clarity, the following forms of payment and in-service withdrawal provisions that were available under the EarthLink Plan as in effect on July 3, 2017 shall be available under the Plan with respect to the Participant's Separate Account attributable to the EarthLink Plan (and, as applicable, attributable to a particular sub-account under the EarthLink Plan):

(1)	On or after a Participant's Settlement Date, single sum payment.

(2)
On or after a Participant’s Settlement Date, installments for purposes of the required minimum distribution rules under Section 401(a)(9) of the Code, but only for Participants (or Beneficiaries) who have commenced installments prior to July 3, 2017.

(3)	In-service withdrawals of account balance upon attainment of age 59-1/2.

(4)	In-service withdrawals of amounts attributable to rollover contributions at any time.

Following the merger of the EarthLink Plan into the Plan, (i) hardship withdrawals as provided in Article XIX shall apply to the amounts attributable to the "Elective Deferrals" sub-account (excluding any earnings) under the EarthLink Plan, (ii) partial withdrawals on or after a Participant’s Settlement Date as provided in Section 15.01 shall apply to amounts attributable to the EarthLink Plan, and (iii) the small benefit cash out as provided in Section 15.04 shall apply to the Participant's Separate Account (including the amounts attributable to the EarthLink Plan).

(b)
Accounts. As of July 3, 2017, Separate Accounts shall be established in accordance with the provisions of Section 11.07 in the name of each person who as of July 3, 2017 was a participant or beneficiary with an interest under the EarthLink Plan (and for whom a Separate Account had not already been established). As of the date the assets of the trust fund of the EarthLink Plan are received by the Trustee and deposited in the Trust Fund, there shall be credited to each such Separate Account or Sub-Account, as applicable, the value of such person's prior separate account or sub-account of the corresponding type under the EarthLink Plan as certified to the Plan Administrator by the plan administrator of the EarthLink Plan.

(c)
Vesting. Employees who were actively employed by the EarthLink Shared Services, LLC as of February 27, 2017, are 100% fully vested in amounts attributable to the EarthLink Plan. Any other person who was a participant under the EarthLink Plan is subject to the vesting schedule as in effect under the EarthLink Plan as in effect on July 3, 2017 for amounts attributable to the EarthLink Plan. For ease of reference, amounts attributable to matching non-safe harbor contributions and non-elective non-safe harbor contributions under the EarthLink Plan are subject to the following vesting schedule: 1 year of vesting service - 25% vested, 2 years of vesting service - 50% vested, 3 years of vesting service - 75% vested, and 4 years of vesting service - 100% vested. Amounts attributable to the EarthLink Plan are forfeited as provided under the EarthLink Plan as in effect on July 3, 2017. For ease of reference, forfeitures occur when a terminated participant’s entire vested account has been distributed (or after 5 consecutive vesting breaks in service, if earlier. Forfeitures shall be applied against the Employer Contribution obligations in Article XIII.

(d)
Forfeitures. If a person who was a participant under the EarthLink Plan (i) incurred a forfeiture under the EarthLink Plan prior to July 3, 2017 (and such forfeiture has not been restored) or incurs a forfeiture of amounts attributable to the EarthLink Plan on or after July 3, 2017, (ii) resumes employment as an Employee under the Plan, and (iii) would have had the forfeiture restored under the EarthLink Plan as in effect on July 3, 2017, such forfeiture shall be restored under the Plan in the same manner and under the same conditions as such forfeiture would have been restored under the EarthLink Plan as in effect on July 3, 2017.

(e)
Beneficiary Designations. Effective as of July 3, 2017, each beneficiary designation under the EarthLink Plan shall be void and have no further effect. Article XVII shall apply to determine the beneficiary with respect to the Separate Accounts or Sub-Accounts established under Section 20.16(b) (or previously established under the Plan).

(f)
Loans. Effective as of July 3, 2017, participant loans under the EarthLink Plan shall become loans under the Plan and shall count toward the maximum number of loans under the Plan. No participant loan under the EarthLink Plan, however, shall be defaulted so as to reduce the total number of loans to the maximum permitted under the Plan.

IN WITNESS WHEREOF, the Company, by its duly authorized representative, has caused this Amendment No. 4 to the Windstream 401(k) Plan (January 1, 2015 Restatement) to be executed on this 24th day of April, 2017.

WINDSTREAM SERVICES, LLC

By:	/s/ Mary Michaels
Title: Member of the Benefits Committee